UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed Pursuant to § 240.13d-2

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

ZTO Express (Cayman) Inc.

(Name of Issuer)

Class A ordinary shares, par value of $0.0001 per share

(Title of Class of Securities)

G9897K 105

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐      Rule 13d-1(b)

☐      Rule 13d-1(c)

☒      Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons Meisong Lai
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 210,125,182 ordinary shares. See Item 4.
	7	Sole Dispositive Power 964,765 ordinary shares. See Item 4.
	8	Shared Dispositive Power 210,125,182 ordinary shares. See Item 4.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 211,089,947 ordinary shares. See Item 4.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 26.0%. See Item 4.
12	Type of Reporting Person IN

1	Names of Reporting Persons Zto Lms Holding Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 210,125,182 ordinary shares. See Item 4.
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 210,125,182 ordinary shares. See Item 4.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 210,125,182 ordinary shares. See Item 4.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 25.8%. See Item 4.
12	Type of Reporting Person CO

Item 1(a). Name of Issuer:

ZTO Express (Cayman) Inc.

Item 1(b). Address of Issuer’s Principal Executive Offices:

Building One, No. 1685 Huazhi Road
Qingpu District, Shanghai, 201708
People’s Republic of China

Item 2(a). Name of Person Filing:

Meisong Lai

Zto Lms Holding Limited

Item 2(b). Address of Principal Business Office, or, if none, Residence:

Meisong Lai
Building One, No. 1685 Huazhi Road
Qingpu District, Shanghai, 201708
People’s Republic of China

Zto Lms Holding Limited
Sea Meadow House, P.O. Box 116
Road Town, Tortola
British Virgin Islands

Item 2(c). Citizenship:

Meisong Lai — People’s Republic of China

Zto Lms Holding Limited — British Virgin Islands

Item 2(d). Title of Class of Securities:

Class A ordinary shares, par value of $0.0001 per share (“Class A Ordinary Shares”). The Issuer’s ordinary shares consist of Class A Ordinary Shares and Class B ordinary shares, par value of $0.0001 per share (“Class B Ordinary Shares”). The rights of the holders of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to conversion rights and voting rights. Each Class B Ordinary Share is convertible at the option of the holder at any time into one Class A Ordinary Share. Each Class B Ordinary Share is entitled to ten votes per share, whereas each Class A Ordinary Share is entitled to one vote per share.

Item 2(e). CUSIP No.:

G9897K 105

Item 3. If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d -2(b) or (c), check whether the persons filing is a:

Not applicable

Item 4. Ownership:

The following information with respect to the ownership of the Class A Ordinary Shares by each of the reporting persons is provided as of December 31, 2023:

Reporting Person	Amount beneficially owned		Percent of class(1)	Sole power to vote or direct the vote	Shared power to vote or to direct the vote		Sole power to dispose or to direct the disposition of		Shared power to dispose or to direct the disposition of
Meisong Lai	211,089,947	(2)	26.0%	0	210,125,182	(2)	964,765	(2)	210,125,182	(2)
Zto Lms Holding Limited	210,125,182	(3)	25.8%	0	210,125,182	(3)	0		210,125,182	(3)

(1)	The percentage of the class of securities beneficially owned by each reporting person is based on 812,866,663 outstanding ordinary shares as a single class, being the sum of 606,766,663 Class A Ordinary Shares and 206,100,000 Class B Ordinary Shares outstanding as of December 31, 2023, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares.

(2)	Includes (i) 206,100,000 Class B Ordinary Shares held by Zto Lms Holding Limited, (ii) 964,765 Class A Ordinary Shares held by Zto Es Holding Limited (“ZTO ES”) and (iii) 4,025,182 American depositary shares (“ADSs”) of the Issuer (representing the same number of Class A Ordinary Shares) held by Zto Lms Holding Limited, 2,348,428 of which were vested from restricted share units held by Mr. Meisong Lai. Zto Lms Holding Limited is a British Virgin islands company wholly owned by LMS Holding Limited, which in turn is beneficially owned by The LMS Family Trust, a trust established under the laws of Singapore and managed by Standard Chartered Trust (Singapore) Limited as trustee. Mr. Meisong Lai is the settlor of The LMS Family Trust and the beneficiaries of the trust are Mr. Meisong Lai and his family members. Mr. Meisong Lai is the sole director of Zto Lms Holding Limited. The registered address of Zto Lms Holding Limited is Sea Meadow House, P.O. Box 116, Road Town, Tortola, British Virgin Islands.

The 206,100,000 Class B Ordinary Shares held by Zto Lms Holding Limited may be converted into 206,100,000 Class A Ordinary Shares at any time by the holder thereof. Mr. Meisong Lai is the sole director of Zto Lms Holding Limited.

Mr. Meisong Lai has the power to direct the disposition of the 964,765 Class A Ordinary Shares held by ZTO ES.

The voting power of the shares beneficially owned represent 77.8% of the total voting power of all outstanding ordinary shares of the Issuer. The percentage of voting power is calculated based on the voting power of all Class A Ordinary Shares and Class B Ordinary Shares as a single class as of December 31, 2023. Pursuant to the undertaking of the Company in the voluntary conversion to dual-primary listing on the Hong Kong Stock Exchange, ZTO ES and the trustee of the 2016 Share Incentive Plan (as amended and restated) abstain from voting in all matters that require a shareholder’s approval under the Hong Kong Listing Rules with respect to 9,251,088 Class A Ordinary Shares and 3,000,000 Class A Ordinary Shares held by them, respectively, as of December 31, 2023. When calculating the voting power held by Mr. Meisong Lai, the shares held by ZTO ES and the trustee are excluded from both the numerator and denominator.

(3)	Includes (i) 206,100,000 Class B Ordinary Shares held by Zto Lms Holding Limited, which may be converted into 206,100,000 Class A Ordinary Shares at any time by the holder thereof and (ii) 4,025,182 ADSs of the Issuer (representing the same number of Class A Ordinary Shares) held by Zto Lms Holding Limited, 2,348,428 of which were vested from restricted share units held by Mr. Meisong Lai.

The voting power of the shares beneficially owned represent 77.8% of the total voting power of all outstanding ordinary shares of the Issuer. See note (2) for details of the calculation of voting power.

Item 5. Ownership of Five Percent or Less of a Class:

Not applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable

Item 8. Identification and Classification of Members of the Group:

Not applicable

Item 9. Notice of Dissolution of Group:

Not applicable

Item 10. Certifications:

Not applicable

LIST OF EXHIBITS

Exhibit 99.1 — Joint Filing Agreement (incorporated by reference to Exhibit 99.1 to Schedule 13G/A filed on February 13, 2020 by the reporting persons with the Securities and Exchange Commission)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 31, 2024

Meisong Lai

/s/ Meisong Lai

Zto Lms Holding Limited

By:	/s /Meisong Lai
	Name:	Meisong Lai
	Title:	Director

[Signature Page to Schedule 13G/A]